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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 44803

A

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nancy Barron & Associates, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Boulevard
(No. and Street)

Lexington (City) Ky. (State) 40507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cindy F. Baker 859-254-4010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer, Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road (Address) Knoxville, (City) Tn. (State) 37932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/11

OATH OR AFFIRMATION

I, Cindy F. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nancy Barron & Associates, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANCY BARRON & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

INDEX TO REPORT

DECEMBER 31, 2014 AND 2013

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932


RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

We have audited the accompanying financial statements of Nancy Barron & Associates, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The financial statements of the Company as of December 31, 2013, were audited in accordance with auditing standards general accepted in the United States of America by other auditors whose report dated February 25, 2014, expressed an unmodified opinion on those statements.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 17, 2015

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
Assets:		
Cash	$ 38,838	$ 58,522
Deposits with clearing organization and others	86,234	106,145
Receivables from brokers, dealers, and clearing organizations	57,569	36,239
Advance to related party	0	49
Prepaid expenses	3,582	1,910
Investments	219,251	180,817
Property and equipment (net of accumulated depreciation of $114,042 and $110,547)	23,163	15,780
Total Assets	$ 428,637	$ 399,462

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
Liabilities:		
Accounts payable	$ 6,880	$ 12,060
Payroll taxes payable	3,944	10,171
Retirement payable	0	3,285
Accrued income taxes	955	175
Accrued wages	50,000	48,500
Total Liabilities	61,779	74,191
Stockholder's Equity:		
Common stock, no par value:		
400 shares of Class A voting authorized, 1 share issued and outstanding	1,866	1,866
39,600 shares of Class B non-voting authorized, 99 shares issued and outstanding	184,695	184,695
Additional paid-in capital	9,042	9,042
Retained earnings	171,255	129,668
Total Stockholder's Equity	366,858	325,271
Total Liabilities and Stockholder's Equity	$ 428,637	$ 399,462

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues:		
Commissions	$ 872,679	$ 703,083
Dividends and interest	36,064	33,026
Net realized and unrealized gain on investments	33,405	45,815
Miscellaneous income	0	500
Net Revenues	942,148	$ 782,424
Expenses:		
Employee compensation and benefits	624,657	546,230
Clearing fees	91,964	78,889
Promotion	40,132	19,069
Communications	7,862	7,688
Occupancy costs	34,606	51,952
Other operating expenses	61,790	50,214
Depreciation	3,495	3,257
Loss on sale of fixed assets	0	203
Total Expenses	864,506	757,502
Net Income before Income Taxes	77,642	24,922
Provision for Income Taxes	1,055	175
Net Income	$ 76,587	$ 24,747

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2013	$ 186,561	$ 9,042	$ 110,921	$ 306,524
Net Income	-	-	24,747	24,747
Distributions	-	-	(6,000)	(6,000)
Balance, December 31, 2013	186,561	9,042	129,668	325,271
Net Income	-	-	76,587	76,587
Distributions	-	-	(35,000)	(35,000)
Balance, December 31, 2014	$ 186,561	$ 9,042	$ 171,255	$ 366,858

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows From Operating Activities:		
Net income	$ 76,587	$ 24,747
Adjustments to reconcile net income to net cash		
Provided (used) by operating activities:		
Depreciation	3,495	3,257
Net realized and unrealized gain on investments	(33,405)	(45,815)
Purchase of securities	(5,030)	(289)
Loss on sale of assets	-	203
(Increase) Decrease in:		
Deposits with clearing organization and others	19,911	10,109
Receivables from brokers, dealers, and clearing organizations	(21,330)	(888)
Advances to related party	49	1,140
Prepaid expenses	(1,672)	2,205
Increase (Decrease) in:		
Accounts payable	(5,180)	10,372
Payroll taxes payable	(6,227)	1,797
Retirement payable	(3,285)	3,285
Accrued income taxes	780	(990)
Accrued wages	1,500	21,000
Net Cash Provided (Used) by Operating Activities	26,193	30,133
Cash Flows From Investing Activities:		
Capital expenditures	(10,877)	(4,992)
Net Cash Provided (Used) in Investing Activities	(10,877)	(4,992)
Cash Flows From Financing Activities		
Distributions to stockholder	(35,000)	(6,000)
Net Cash Provided (Used) in Financing Activities	(35,000)	(6,000)
Net Increase (Decrease) in Cash	19,684	19,141
Cash, beginning of year	58,522	39,381
Cash, end of year	$ 38,838	$ 58,522
Supplemental Disclosures:		
Cash paid during the year for:		
Income taxes	$ 175	$ 1,165

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Nancy Barron & Associates, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Nancy Barron & Associates, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully-disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The change in the difference between cost and market value from one year to the next is included in the Statements of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost. Depreciation and amortization are calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	7 - 10
Office equipment	5
Leasehold improvements	10

Revenue - The Company's primary source of revenue is through commissions generated by effecting trades for its customers most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Continued

Note A - Summary of Significant Accounting Policies (Continued):

Income Taxes - The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholder of the S Corporation is taxed on her proportionate share of the Corporation's taxable income and, accordingly, no provision for federal or state income taxes have been made. The Company has made a provision for local income taxes based upon its taxable net income.

Uncertain Tax Positions - The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2010. The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties and interest levied against the Company during the year.

Statements of Cash Flows - For purposes of these statements, short-term investments which have a maturity of three months or less are considered cash and cash equivalents.

Advertising - Advertising costs are charged to operations in the year incurred. Advertising costs were $33,678 and $11,575 for the years ended December 31, 2014 and 2013, respectively.

Deposits with Clearing Organization and Others - Deposits with clearing organizations consist of cash, cash equivalents and other short-term securities.

Note B - Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation as well as the Securities Investor Protection Corporation up to $250,000 and $100,000 respectively. The Company did not have any significant uninsured cash balances with these financial institutions as of December 31, 2014 and 2013.

Continued

Note C - Fair Value Measurements:

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company had the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All securities were valued using Level 1 inputs. Securities owned consisted of $122,976 and $88,618 in Corporate Stocks and $96,275 and $92,199 in Mutual funds for 2014 and 2013, respectively. There were no securities valued using level 2 or level 3 input valuations.

Investments are being carried at fair market value. The cost basis of these investments as of December 31, 2014 and 2013, was $121,142 and $116,114, respectively, resulting in a total unrealized gain/ (loss) at December 31, 2014 and 2013, of $98,109 and $64,704, respectively, and an unrealized gain in the current year of $33,405 ($45,815 in 2013). No securities were sold during 2014 or 2013.

Note D - Accounts Receivable:

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker and considers all receivables to be collectible in the ordinary course of business.

Continued

Note E - Property and Equipment:

As of December 31, 2014 and 2013, property and equipment consisted of the following:

	2014	2013
Furniture and Fixtures	$ 81,124	$ 72,817
Office equipment	19,637	17,066
Leasehold improvements	36,444	36,444
Total Property and Equipment	137,205	126,327
Less: Accumulated depreciation	114,042	110,547
Net Property and Equipment	$ 23,163	$ 15,780

Note F - Related Party Transactions:

The Company leases its premises under a month-to-month arrangement from a corporation owned by the Company's sole stockholder. Monthly rent under the agreement is $2,500. The Company also reimburses the related entity for expenses such as utilities, property taxes and insurance. The Company incurred total expenses related to this agreement of $36,066 and $53,167 for the years ended December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the company owed the related entity $-0- and $376, respectively, related to this agreement. The related entity owed the Company $-0- and $49 for the reimbursement of shared expenses as of December 31, 2014 and 2013. At December 31, 2014 and 2013, the company owed the sole shareholder $3,375 and $10,558, respectively, which is included in accounts payable on the Statements of Financial Condition.

Note G - Retirement Plan:

The Company has a Simple IRA Retirement Plan which covers substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation, and the Company makes a contribution equal to the lesser of the deferral amount or three percent of the total compensation of the participant. Plan expenses incurred by the Company for the years ended December 31, 2014 and 2013, were $16,219 and $12,541 respectively.

Continued

Note H - Operating Lease:

The Company leases office equipment under a lease agreement which requires quarterly rental payments of $219. The lease expires August 2017. Total rent expense for the years ended December 31, 2014 and 2013, was $875 and $875.

Total rental commitments for the next four years and thereafter are as follows:

2015	$ 875
2016	875
2017	656
Thereafter	0
	$ 2,406

Note I - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $287,533 which was $237,533 in excess of its minimum dollar net capital requirement of $50,000. The Company's net capital ratio was .21 to 1.

Note J - Indemnifications:

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including sub-custodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement, therefore, no contingent liability has been recognized in the accompanying financial statements.

Note K - Date of Management's Review:

Management has evaluated events and transactions subsequent to the Statement of Financial Condition date through the date of the auditors' report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

Continued

SUPPLEMENTAL INFORMATION

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Net Capital:	
Stockholder's equity allowable for net capital	$ 366,858
Add: Other(deductions) or allowable credits:	-
Total capital allowable	366,858
Deductions and/or charges	
Non-allowable assets:	
Furniture, equipment, and leasehold improvements, net	23,163
Mutual fund receivables from brokers or dealers	18,023
Prepaid expenses	3,582
Petty cash	100
	44,868
Net capital before haircuts on securities positions	321,990
Haircuts on securities	
Trading and investment securities:	
Other securities	32,886
Other – Money market funds	1,571
	34,457
NET CAPITAL	$ 287,533
AGGREGAGE INDEBTEDNESS	$ 61,779
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital:	$ 4,119
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 237,533
Excess net capital at 1.000 percent	$ 227,533
Percentage of aggregate indebtedness to net capital	21.49%

There is no material difference between the -preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

NANCY BARRON & ASSOCIATES, INC.
EXEMPTION FROM 17 C.F.R. §240.15c3-3 CUSTOMER PROTECTION----RESERVE AND CUSTODY OF SECURITIES REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2014

To the best knowledge and belief of Nancy Barron & Associates, Inc. (the company), the company is exempt from rule 17 C.F.R. §240.15c3-3 Customer Protection---Reserve and Custody of Securities for the year ended December 31, 2014.

The basis for this exemption is 17 C.F.R. §240.15c3-3(k)(2)(ii). The company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with our clearing broker National Financial Services, LLC, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. The company has met the exemption provision of 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.



Nancy Truxtun Barron, II

President

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2450*********************MIXED AADC 220
044803 FINRA DEC
NANCY BARRON & ASSOCIATES INC
150 GRAND BLVD
LEXINGTON KY 40507-1562

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cindy F. Baker, FinOP
(859) 254-4010

2. A. General Assessment (item 2e from page 2) $ 1131

B. Less payment made with SIPC-6 filed (exclude interest) (604)

7-21-14
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 527

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 527

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 527

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nancy Barron & Associates, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20th day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 942,148
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1591
Total additions	943,739
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	364,565
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	91,963
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	34,996
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	491,524
2d. SIPC Net Operating Revenues	$ 452,215
2e. General Assessment @ .0025	$ 1,131 (to page 1, line 2.A.)

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932


RM
RODEFER MOSS & CO, PLLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

We have reviewed management's statements, included in assertions made in Part 11A of Nancy Barron & Associates, Inc.'s (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 17, 2015

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
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Knoxville, TN 37932


RM
RODEFER MOSS & CO, PLLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder of Nancy Barron & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Nancy Barron & Associates, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board ("United States"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 17, 2015